GKN plc

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700

04 MAR 23 AM 7:21

04010804

15 March 2004

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

SUPPL

New GKN PLC

Exemption File 82-5204

Dear Sirs,

GKN plc – notification of major interests in shares and notification of interests of Directors and connected persons

For your information I enclose copies of the above announcements.

Yours faithfully,

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

David Pavey
Assistant Company Secretary

Enc.

dlw 3/25

COMPLIANCE/SEC/COR/notification of press release

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

04 MAR 23 AM 7:21

All relevant boxes should be completed in block capital letters.

1.	Name of company	2.	Name of director
	GKN PLC		RJ CLOWES

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
	DIRECTOR		DIRECTOR

5.	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)	6.	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
	DIRECTOR		EXERCISE OF GKN EXECUTIVE SHARE OPTION

7.	Number of shares/amount of stock acquired	8.	Percentage of issued class	9.	Number of shares/amount of stock disposed	10.	Percentage of issued class
	120,000		0.02				

11.	Class of security	12.	Price per share	13.	Date of transaction	14.	Date company informed
	ORDINARY SHARES OF 50P		120 PENCE		11 MARCH 2004		11 MARCH 2004

15.	Total holding following this notification	16.	Total percentage holding of issued class following this notification
	181,299		0.02

If a director has been granted options by the company please complete the following boxes.

17.	Date of grant	18.	Period during which or date on which options exercisable

19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved: class, number

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22.	Total number of shares or debentures over which options held following this notification

23.	Any additional information	24.	Name of contact and telephone number for queries
			PHIL HIGGINS 01527 533 235

25.	Name and signature of authorised company official responsible for making this notification PHIL HIGGINS SENIOR SECRETARIAL ASSISTANT Date of notification 11 MARCH 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. **Name of company**	2. **Name of shareholder having a major interest**
GKN PLC	FRANKLIN RESOURCES, INC

3. **Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18**	4. **Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them**
SHAREHOLDER NAMED IN 2	Bank of New York – 164,220 Chase Nominees Limited – 56,655,476 Citibank – 487,910 Clydesdale Bank plc – 2,533,630 Euroclear Bruxelles – 31,000 Mellon Bank – 83,045 Merrill Lynch Intl Ltd – 600,000 Northern Trust Company – 403,894 Royal Trust Corp of Canada – 3,606,876 State Street Nominees Limited – 3,287,057

5. **Number of shares/amount of stock acquired**	6. **Percentage of issued class**	7. **Number of shares/amount of stock disposed**	8. **Percentage of issued class**
NOT KNOWN	NOT KNOWN		

9. **Class of security**	10. **Date of transaction**	11. **Date company informed**
ORDINARY SHARES OF 50P EACH	NOT KNOWN	11 MARCH 2004

12. **Total holding following this notification**	13. **Total percentage holding of issued class following this notification**
67,853,108	9.24%

14. **Any additional information**	15. **Name of contact and telephone number for queries**
	PHIL HIGGINS – 01527 533 235

16. **Name and signature of authorised company official responsible for making this notification**
PHIL HIGGINS SENIOR SECRETARIAL ASSISTANT
Date of notification 11 MARCH 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company GKN PLC	**2. Name of shareholder having a major interest** AVIVA PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 HOLDING OF SHAREHOLDER NAMED IN 2 ABOVE	**4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them** BNY NORWICH UNION NOMINEES LTD – 7,091,562 CHASE GA GROUP NOMINEES LTD – 11,508,334 CHASE NOMINEES LTD – 1,633,810 CUIM NOMINEE LTD – 8,433,402 RBSTB NOMINEES LTD – 965,000 BT GLOBENET NOMINEES LTD – 10,280 HIBERNIAN INVESTMENT MANAGERS LTD – 147,219

5. Number of shares/amount of stock acquired NOT KNOWN	**6. Percentage of issued class** NOT KNOWN	**7. Number of shares/amount of stock disposed**	**8. Percentage of issued class**

9. Class of security ORDINARY SHARES OF 50P EACH	**10. Date of transaction** NOT KNOWN	**11. Date company informed** 11 MARCH 2004

12. Total holding following this notification 29,789,607	**13. Total percentage holding of issued class following this notification** 4.06

14. Any additional information	**15. Name of contact and telephone number for queries** PHIL HIGGINS 01527 533 235

16. Name and signature of authorised company official responsible for making this notification PHIL HIGGINS SENIOR SECRETARIAL ASSISTANT
Date of notification 11 MARCH 2004